MCLAUGHLIN & STERN, LLP

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                                                           MILLBROOK OFFICE
           DAVID W. SASS                                    Franklin Avenue
              Partner                                        P.O. Box 1369
   Direct Phone: (212) 448-6215                        Millbrook, New York 12545
    Direct Fax: (212) 448-6277                              (845) 677-5700
E-Mail: dsass@mclaughlinstern.com                         Fax (845) 677-0097

                                January 31, 2008

Mr. James Allegretto
Ms. Yong Kim
Division of Corporation Finance/AD2
100 F Street, NE
Washington D.C. 20549 - 3561

                     Re:   ICTS International N.V.
                           Form 20-F for the Fiscal Year ended December 31, 2006
                           Filed: July 17, 2007
                           File No: 0-28542

Dear Mr. Allegretto and Ms. Kim:

      Thank you for your letter dated January 25, 2007. On behalf of the Company, the following is the Company's responses and comments to the questions raised in your comment letter.

      Form 20-F for the Year Ended December 31,2006

      Controls and Procedures, page 47

      1. We have been advised by Management of the Company that notwithstanding the weaknesses disclosed under "Controls and Procedures" in the Form 20-F, Management concluded that disclosure controls and procedures were effective as of December 31, 2006. The weaknesses were carefully evaluated and reviewed by the parent Company corporate financial staff to their satisfaction that the disclosure controls and procedures were properly recorded.

      2. We have been advised by Management of the Company that there were no changes in the Company's internal controls over financial reporting that occurred during the fiscal year ended December 31, 2006 that has affected, or is reasonably likely to materially affect the Company's internal control over financial reporting.

      Should you require any additional information please contact the undersigned.

                                                     Sincerely yours,

                                                     MCLAUGHLIN & STERN, LLP

                                                     By: /s/ David W. Sass
                                                         -----------------
                                                         David W. Sass, Partner

DWS/kmh